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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51365

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WindRiver Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2110 East Murry Holladay Road

(No. and Street)

Holladay	**UTAH**	**84117**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Bates	**801-232-2229**	**sbates@wrcapital.**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions Certified Public Accountants & Associates

(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	**Margate**	**FL**	**33063**
(Address)	(City)	(State)	(Zip Code)
04/13/2010		**#4036**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Steven A. Bates__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __WindRiver Capital LLC__, as of __12/31 01/30__, 2__029__ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES PAK
Notary Public - California
Orange County
Commission # 2357487
My Comm. Expires May 13, 2025

Signature: _____

Title:
Managing Member

Notary Public _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

CALIFORNIA JURAT   **GOVERNMENT CODE § 8202**

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___Orange___

Subscribed and sworn to (or affirmed) before me on

this __30th__ day of __January__ 20_24_, by
   Date   Month   Year

(1) ___Steven A. Bates___

(and (2) _____),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____

Signature of Notary Public

JAMES PAK
Notary Public - California
Orange County
Commission # 2357487
My Comm. Expires May 13, 2025

Place Notary Seal and/or Stamp Above

───── **OPTIONAL** ─────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ___Oath or Affirmation (Annual Audit)___

Document Date: ___January 30, 2024___   Number of Pages: ___N/A___

Signer(s) Other Than Named Above: ___N/A___

 ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of WindRiver Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WindRiver Capital, LLC as of December 31, 2023, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WindRiver Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WindRiver Capital, LLC's management. Our responsibility is to express an opinion on WindRiver Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WindRiver Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of WindRiver Capital, LLC's financial statements. The supplemental information is the responsibility of WindRiver Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as WindRiver Capital, LLC's auditor since 2023
Margate, Florida
January 29, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

WindRiver Capital LLC

PO Box 982437
Park City, UT 84117
801-232-2229

Steven A. Bates
Managing Member
sbates@wrcapital.com

January 29, 2024

Exemption Report

WindRiver Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential investment/merger and acquisition opportunities for clients, referring security transactions to other broker-dealers and/or fee based consulting work. The Company (1) did not directly or indirectly hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WindRiver Capital LLC

I, Steven A. Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Steven A. Bates
Managing ember

WindRiver Capital LLC
(dba BD|Cortina)

Financial Statements for the
Year Ended December 31, 2023
and Report of Independent Registered Public Accounting Firm

CRD # 46284

CONTENTS

PART I

 ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of WindRiver Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WindRiver Capital, LLC as of December 31, 2023, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WindRiver Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WindRiver Capital, LLC's management. Our responsibility is to express an opinion on WindRiver Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WindRiver Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of WindRiver Capital, LLC's financial statements. The supplemental information is the responsibility of WindRiver Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II Computation for Determination of Customer Account Reserve and Information Related to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as WindRiver Capital, LLC's auditor since 2023
Margate, Florida
January 29, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

WindRiver Capital LLC
Statement of Financial Condition
December 31, 2023

ASSETS

ASSETS

Cash and cash equivalents	$ 340,875
Total Assets	340,875
TOTAL ASSETS	$ 340,875

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ -
MEMBER'S EQUITY	340,875
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 340,875

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Operatings and Changes in Member's Equity
For the Year Ended December 31, 2023

REVENUES	
General Income	$ -
TOTAL REVENUE	-
OPERATING EXPENSES	
General and Administrative	11,151
TOTAL OPERATING EXPENSES	11,151
OTHER INCOME/EXPENSE	
Other Income - Interest Income	8,163
NET LOSS	$ (2,988)
MEMBERS EQUITY, BEGINNING OF YEAR	$ 343,863
MEMBERS EQUITY, END OF THE YEAR	$ 340,875

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,988)
Net Cash Used by Operating Activities		(2,988)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,988)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		343,863
CASH AND CASH EQUIVALENTS, END OF YEAR	$	340,875

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company operates pursuant the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers'.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of WindRiver Capital, LLC conform to U.S. generally accepted accounting principles and is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The following is a summary of the more significant of such policies:

a. Accounting Method

The financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount approximates the fair value because of the short maturity of those investments. Interest Income is noted as Other Income and is reported in the month received.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

It should be noted that as of December 31, 2023, the Company had in its bank accounts cash in excess of the $250,000 per depository institution that is federally insured.

e. Revenue Recognition

In accordance with ASC 606 Revenue Recognition, transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

The Company had no revenues for the year ended December 31, 2023.

f. Income Taxes

The Company was formed as a limited liability company under the laws of the State of Utah. Accordingly, all income and expenses are passed through to the individual member. Therefore, no provisions for federal and state income taxes have been included in the accompanying financial statements. The Limited Liability Company Act of Utah limits the risk of loss of the individual member.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2017. Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

WindRiver Capital LLC
Notes to the Financial Statements
December 31, 2023

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2023, the Company had net capital of $325,875 (Cash of $340,875 less deduction of $15,000 for Fidelity Bond deductible as required by FINRA Rule 4360 – deductible requirement), which was $320,875 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 - SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2023 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 29, 2024, the date which the financial statements were available to be issued and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2023.

WindRiver Capital LLC
Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	340,875
Other Deduction (Deduction for Fidelity Bond Deductable)		15,000
NET CAPITAL		325,875

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness -	
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
EXCESS CAPITAL	320,875

COMPUTATION OF AGGREGATE INDEBTEDNESS

Ratio of Aggregare indebtness to net capital	-

There were no material differences between amounts presented above and the amounts presented in the Company's computation filed with Part II, Form X-17A-5 for December 31, 2023. According, no reconcilation is necessary.

A computation of reserve requirement is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Footnote 74 of SEC Release No. 34-70073.

Information relating to possession or control requirements is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Footnote 74 of SEC Release No. 34-70073.

WindRiver Capital LLC

PO Box 982437
Park City, UT 84117
801-232-2229

Steven A. Bates
Managing Member
sbates@wrcapital.com

January 29, 2024

Exemption Report

WindRiver Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential investment/merger and acquisition opportunities for clients, referring security transactions to other broker-dealers and/or fee based consulting work. The Company (1) did not directly or indirectly hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WindRiver Capital LLC

I, Steven A. Bates, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Steven A. Bates
Managing Member


ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's
of WindRiver Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) WindRiver Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to identifying potential merger and acquisition opportunities to other clients, referring security based transactions to other broker dealers and or fee based consulting work. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WindRiver Capital, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WindRiver Capital, LLC s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
January 29, 2024